

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Yinghzi (Lisa) Tang
Director, Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
People's Republic of China

   Re: **Boqii Holding Ltd**
       Form F-1
       Exhibit No. 10.4
       Filed September 8, 2020
       File No. 333-248641

Dear Ms. Tang:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance